May 27, 2021
Maria Eugenia Pichardo
President
The Mexico Equity and Income Fund, Inc.
c/o US Bancorp Fund Services, LLC
615 East Michigan Street, 4th Floor,
Milwaukee, WI 53202

       Re:    The Mexico Equity and Income Fund, Inc.
              Registration Statement on Form N-2
              File Nos. 811-06111; 333-255543

Dear Ms. Pichardo:

        The staff has reviewed the above-referenced initial registration statement, which the
Commission received on April 27, 2021. Based on our review, we have the following comments. Capitalized terms have the same meaning as defined in the registration statement.
Where a comment requests a change to disclosure, please make corresponding changes wherever similar disclosure appears in the registration statement.

General

   1. We note that portions of the registration statement are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments.

   2. Please either confirm that the rights offering will not involve any arrangements among the Fund, any underwriters, and/or any broker dealers or that FINRA has reviewed any proposed underwriting terms and other arrangements for the transaction described in the registration statement and has no objections.

   3. Please include an auditor consent with the pre-effective amendment.

   4. We note you are registering a non-transferable rights offering by which each Stockholder will receive one Right for each Share owned, with such Right entitling its holder to buy one new Share at a subscription price equal to 92.5% of the volume weighted average market price. It is anticipated that the subscription price will be at a discount to net asset value. The disclosure on page one under Purpose of the Offering indicates that your
      Board determined the Offering is in the best interest of the Fund and its Stockholders and
      discloses the primary reasons for the Board   s conclusion. However, it
is unclear whether
 Maria Eugenia Pichardo
Page 2

        the Board considered alternatives, such as a transferable rights offering or a more limited/less dilutive non-transferable rights offering. It is similarly unclear how the
        Board considered the dilutive impact to investors of the offering. To the extent that the
        Board considered these items, please revise to address. In addition, please separately explain why the Fund and its Board believe an offering at this level of dilution is appropriate and consistent with the statutory policies of the Investment Company Act
        (see, e.g., section 1(b)(3)).

   5. We note the cover page disclosure that    if there are not enough
unsubscribed Shares to
      honor all additional subscription requests, the Fund may, in its sole discretion, issue additional Shares up to 200% of the Shares available in the Offering to honor additional
      subscription requests.    Please explain to us how this discretionary
offering complies
      with section 23(b) of the Investment Company Act and is consistent with the statutory purpose, set forth in section 1(b)(3) of the Investment Company Act.


                                            Prospectus

Cover

   6. Please clarify in the disclosure how long after the Expiration Date (a) a Shareholder who exercises the right to purchase a Basic Subscription will receive subscribed Shares and
      (b) a Shareholder who exercises the Additional Subscription Privilege will receive additional Shares, or add a cross-reference to where such information is presented in the prospectus.

   7. In the first line of the second page of the Cover, the disclosure states The Rights are
      non-transferable and may not be purchased or sold.    Please clarify in
the disclosure that
      only the underlying Shares will be listed for trading on the NYSE and a Shareholder cannot trade the Rights on the secondary market if he or she chooses not to exercise them.

   8. On page 35, in the second paragraph of Taxation as a Regulated Investment Company,
      the disclosure states    With respect to the monthly distributions of
investment company
      taxable income   it may be the case that any such distributions would
result in a return of
      capital to the Stockholder.    Similar disclosure is included throughout
the registration
      statement. Accordingly, please consider disclosure on the Cover stating
that the Fund   s
      distributions may constitute a return of capital. If included, please highlight this disclosure in bold and also disclose, in a simple and understandable manner, what a return of capital is and its impact on shareholders (i.e., while distributions that represent a return of capital will generally not be taxable to shareholders, but rather these
      distributions may reduce a shareholder   s cost basis, which could result
in shareholders
      having to pay higher taxes in the future when shares are sold, even when shares are sold at a loss from the original investment). Alternatively, please provide a cross-reference to this information in the prospectus.
 Maria Eugenia Pichardo
Page 3

Summary

   9. On page 2, at the end of Purpose of the Offering, an illustration of the extent of the dilutive effect when the Subscription Price is below net asset value on the Pricing Date is disclosed. Please include in the table, as appropriate, in addition to the Basic
      Subscription, the Additional-Subscription Privilege and the Over-Subscription Shares.

   10. On page 4, please include a subscription pricing date and share issuance date in your list
       of    Important Dates   .

Summary of Fund Expenses (page 5)

   11. In the fee table, please express the Offering expenses as a percentage of the Offering.

   12. Please confirm that the    Management Fees    line item of the fee table
includes the base
       fee plus any performance adjustment.

   13. Please add an explanatory footnote to the fee table describing the performance fee,
       including the Fund   s base fee, disclosing that the base fee may adjust
up or down
       according to Fund performance relative to its benchmark index, as well as the amount of the adjustment (e.g., it can adjust up or down by X%) and the identity of the benchmark index.

   14. Please disclose the assumptions used to calculate the Example.

The Offering

   15. On page 8, please consider including the disclosure in the second sentence of The
       Subscription Price, beginning    For example    ,    on the prospectus
Cover.

   16. Also on page 8, please clarify the meaning of the statement that    [i]n
the event that the
       Subscription Price is less than the Estimated Subscription Price, Over-Subscription
       Shares may be used by the Fund to fulfill any Shares subscribed for under the Basic
       Subscription.    Please also clarify the reference in (ii) to investors
  Additional
       Subscription Privilege Request as it is unclear what limits, if any, there are on the number of Shares that may be requested pursuant to such privilege.

Financial Highlights (page 15)

   17. Please update the Financial Highlights table for the most recent unaudited semi-annual period pursuant to Instruction 3 to Item 4 of Form N-2.

   18. We note the Fund   s net assets, as reflected in the financial
highlights, was $16 million as
       of July 31, 2020. If the Fund   s size or secondary market liquidity
present unique and
       material risks to investors, including the potential for delisting, then such risks should be
       highlighted in the Summary. In addition, given the Fund   s limited
market capitalization,
 Maria Eugenia Pichardo
Page 4

       please explain why a three day volume weighted average market price was considered an appropriate pricing mechanism for the rights offering.

Risk Factors

   19. On page 28, regarding the disclosure in Risks Related to this Offering, Non-Principal
       Risks, please address the following comments:

       a. In Anti-Takeover Provision Risk, the disclosure states that the Fund s Charter and By-
          Laws    include provisions that could limit the ability of other
persons or entities to
          acquire control of the Fund or to cause it to engage in certain transactions or to
          modify its structure.    Please specifically identify in your
disclosure any changes
          made within the past year related to Anti-Takeover or similar defensive tactics.

       b. In Changes in Policies Risk, the disclosure states    The Fund's
Directors may change
          the Fund's investment objective, investment strategies and non-fundamental
          investment restrictions without stockholder approval    .    If the
Fund   s directors
          change its investment objective, will shareholders be given any notice? If so, please disclose so.

       c. In High Portfolio Turnover Rate Risk, the disclosure states    For
the Fund   s most
          recent fiscal year ended July 31, 2020, the portfolio turnover rate was 372.66%.
          Given this high turnover rate, please consider including disclosure of active trading and high portfolio turnover as a principal investment strategy of the Fund.

       d. As the Fund invests in debt securities as a principal investment strategy of the Fund, consider including the disclosure in Credit Risk and Interest Rate Risk as principal risks of the Fund.

Description of Capital Structure

   20. On page 41, Trading and Net Asset Value Information, please update the information presented for the most recent quarter pursuant to Item 8.5.b of Form
N-2.


                                   Statement of Additional Information

   21. On page 3, in Management, the heading of the last column of the table is Other
       Directorships held by Director,    please add the phrase    over the
past five years    to the
       heading of the column. See Item 18 of Form N-2. Please make corresponding changes to the information presented in the chart as may be necessary.

   22. On page 28, Financial Statements, please include hyperlinks to the financial statements incorporated by reference. Incorporate by reference the most recent unaudited semi-
       annual report pursuant to Instruction 1.a. to Item 24 of Form N-2. Maria Eugenia Pichardo
Page 5


                     *       *      *       *       *        *     *      *

       A response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments.
Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff. Should you have any questions regarding this letter, please contact me at
(202) 551-6779 or Rossottok@sec.gov.

                                                Sincerely,

                                                /s/ Karen Rossotto

                                                Karen Rossotto
                                                Senior Counsel

cc:    Thomas R. Westle, Blank Rome LLP
       Jay Williamson, Branch Chief
       Christina Fettig, Staff Accountant